UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Spectrum Brands Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
40434J100
(CUSIP Number)
David N. Brooks
Secretary, Vice President and General Counsel
c/o Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 1, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

This Schedule 13D constitutes Amendment No. 8 to the Schedule 13D on behalf of CF Turul LLC and Amendment No. 6 to the Schedule 13D on behalf of Fortress Special Opportunities Advisors LLC.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40434J100

(1)	Name of Reporting Persons CF Turul LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO

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CUSIP No. 40434J100

(1)	Name of Reporting Persons Fortress Special Opportunities Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO; IA

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ITEM 1.	SECURITY AND ISSUER.

This Amendment is being filed on behalf of CF Turul LLC, a Delaware limited liability company (“CF Turul”) and Fortress Special Opportunities Advisors LLC (“FSO Advisors”) and amends, with respect to CF Turul and FSO Advisors only, the Schedule 13D, filed on May 23, 2011 (File No. 005-19362) (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 12, 2011, Amendment No. 2 filed on February 14, 2014, Amendment No. 3 filed on May 19, 2014, Amendment No. 4 filed on February 23, 2015, Amendment No. 5 filed on July 26, 2017, Amendment No. 6 filed on February 28, 2018 and Amendment No. 7 filed on July 17, 2018 (as amended from time to time, the “Amended Schedule 13D”), and relates to shares of common stock, $0.01 par value per share (“Common Stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (formerly named HRG Group, Inc.) (the “Issuer”).

Disclosure Items set forth in the Original Schedule 13D, as modified by Amendment Nos. 1 through 7, shall remain in effect except to the extent expressly amended hereby and (as modified herein) are incorporated into such initial Schedule 13D filing. Capitalized terms used in this Amendment and not otherwise defined shall have the meaning ascribed to them in the Amended Schedule 13D, except that “Reporting Persons,” as referenced in this Amendment, refer to CF Turul and FSO Advisors.

ITEM 2.	IDENTITY AND BACKGROUND.

The last paragraph of Item 2 is hereby amended and restated in its entirety by the following:

Set forth in Annex A attached hereto is a listing of the directors and executive officers of persons that may be deemed to control the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented by the addition of the following:

The information provided in Item 5 of this Amendment is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b), 5(c) and 5(e) are hereby supplemented by the addition of the following:

CF Turul distributed 5,320,560 shares of Common Stock to its members, with effect from February 1, 2019 (the “Distribution”).  As a result of the Distribution, CF Turul ceased to beneficially own any shares of Common Stock as of February 1, 2019.

Subsequent to the Distribution, an aggregate 49,715 shares of Common Stock, which were held directly by one fund that is a member of CF Turul and to which FSO Advisors serves as investment advisor, were sold, all on the open market.  As a result of these transactions, FSO Advisors ceased to beneficially own any shares of Common Stock as of February 19, 2019.  The following table sets forth the foregoing dispositions totaling 49,715 shares of Common Stock:

Date of Transaction	Quantity of Common Stock	Price per Common Stock
2/14/2019	10,863	$53.01
2/15/2019	37,055	$52.80
2/19/2019	1,797	$54.16

None of CF Turul, FSO Advisors or the Covered Persons has effected any transactions in the Common Stock during the past 60 days.
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SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 11, 2019

CF TURUL LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS SPECIAL OPPORTUNITIES ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The name and principal occupation of the each of the directors and executive officers of CF Turul LLC (“CF Turul”) and Fortress Special Opportunities Advisors LLC are listed below. The principal business address of each of the directors and executive officers of CF Turul LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

CF Turul LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of CF Turul
Constantine M. Dakolias	President of CF Turul
Marc K. Furstein	Chief Operating Officer of CF Turul
William A. Covino	Chief Financial Officer of CF Turul
Jennifer Sorkin	Treasurer of CF Turul
James K. Noble III	Secretary of CF Turul
Jason Meyer	Authorized Signatory of CF Turul
Scott Silvers	Authorized Signatory of CF Turul
Daniel N. Bass	Authorized Signatory of CF Turul
David N. Brooks	Authorized Signatory of CF Turul

Fortress Special Opportunities Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Fortress Special Opportunities Advisors LLC
Constantine M. Dakolias	President of Fortress Special Opportunities Advisors LLC
Marc K. Furstein	Chief Operating Officer of Fortress Special Opportunities Advisors LLC
David M. Prael	Chief Financial Officer of Fortress Special Opportunities Advisors LLC
Jennifer Sorkin	Treasurer of Fortress Special Opportunities Advisors LLC
David N. Brooks	Secretary of Fortress Special Opportunities Advisors LLC
Alexander Gillette	Assistant Secretary of Fortress Special Opportunities Advisors LLC
Jason Meyer	Authorized Signatory of Fortress Special Opportunities Advisors LLC
Scott Silvers	Authorized Signatory of Fortress Special Opportunities Advisors LLC
Daniel N. Bass	Authorized Signatory of Fortress Special Opportunities Advisors LLC